Mail Stop 4561

November 19, 2008

Mr. Brett A. Brown
Chief Financial Officer
Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, IL 60523

      Re: Inland Real Estate Corporation
              Form 10-K for fiscal year ended December 31, 2007
              Filed February 29, 2008
              File No. 1-32185

Dear Mr. Brown:

     We have completed our review of the above referenced filing and have no further comments at this time.

              Sincerely,

              Kevin Woody
              Accounting Branch Chief